UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No.1

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

LAKESHORE BIOPHARMA CO., LTD

(Name of the Issuer)

LakeShore Biopharma Co., Ltd

Oceanpine Skyline Inc.

Oceanpine Merger Sub Inc.

Oceanpine Capital Inc.

Oceanpine Investment Fund II LP

Dave Liguang Chenn

Crystal Peak Investment Inc.

Crystal Peak Holdings Inc.

Huaqin Xue

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0002 per share

G9845F208

(CUSIP Number)

LakeShore Biopharma Co., Ltd Building No. 2, 38 Yongda Road Daxing Biomedical Industry Park Daxing District, Beijing, PRC, 102629 Tel: 010-89202086	Oceanpine Skyline Inc. 21F, China Century Tower No. 9 Xiaoyunli South St Beijing 100026 People’s Republic of China Tel: +86 10 6195 9000

With copies to:

Qi Yue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86 10 6502 8500	Alan Bao, Esq. White & Case LLP 19th Floor, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86 10 5912 9600

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION

This Amendment No.1 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) LakeShore Biopharma Co., Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0002 per share (each, a “Share,” and collectively, the “Shares”), (b) Oceanpine Skyline Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), (c) Oceanpine Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), (d) Oceanpine Capital Inc., a limited company incorporated under the laws of the British Virgin Islands (the “Sponsor”), (e) Oceanpine Investment Fund II LP, an exempted limited partnership incorporated under the laws of the Cayman Islands (“Oceanpine Investment”), (f) Dave Liguang Chenn, a citizen of the United States, (g) Crystal Peak Investment Inc., a limited liability entity incorporated under the laws of the British Virgin Islands (“Crystal Peak”), (h) Crystal Peak Holdings Inc., a company incorporated under the laws of the British Virgin Islands, and (i) Huaqin Xue, a citizen of Hong Kong (such persons referred to in (b) to (i), collectively, the “Buyer Filing Persons”). This Transaction Statement amends and restates in its entirety the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the SEC pursuant to Section 13(e) of the Exchange Act by the Filing Persons on November 26, 2025.

Throughout this Transaction Statement, the Sponsor, Oceanpine Investment, Crystal Peak, Adjuvant Global Health Technology Fund, L.P., Adjuvant Global Health Technology Fund DE, L.P., Superstring Capital Master Fund LP, MSA GROWTH FUND II, L.P., and Epiphron Capital (Hong Kong) Limited are collectively referred to as the “Rollover Shareholders.”

On November 4, 2025, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, will be cancelled in exchange for the right to receive US$0.90 in cash per Share without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”), except for (a)(i) Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the Rollover Shareholders as of November 4, 2025, and any other Shares that may be acquired by any Rollover Shareholder between November 4, 2025 and the Effective Time (collectively, the “Rollover Shares”), (ii) Shares held by Parent, Merger Sub and any of their respective affiliates, (iii) Shares held by the Company or any subsidiary of the Company or held in the Company’s treasury, and (iv) Shares held by holders who prior to the closing of the Merger agree with Parent not to receive any merger consideration with respect to such Shares, in each case, issued and outstanding immediately prior to the Effective Time, which will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor, and (y) Shares that are issued and outstanding immediately prior to the Effective Time and that are held by registered shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”), which will be cancelled and cease to exist at the Effective Time and thereafter represent only the right to receive payment of the fair value of such Shares as determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act.

From and after the Effective Time, each warrant to purchase Shares (each, a “Company Warrant”) will, by virtue of the Merger, be treated in the manner as set forth in the warrant agreement, dated June 8, 2021, by and between Summit Healthcare Acquisition Corp. and Continental Stock Transfer & Trust Company, as amended by the warrant assignment agreement, dated September 29, 2022, by and among Summit Healthcare Acquisition Corp., the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”).

Pursuant to Section 4.5 of the Warrant Agreement, in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Shares), the holders of the Company Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Company Warrants and in lieu of the Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or stock or other securities or property (including cash) receivable upon such merger or consolidation, that the holder of the Company Warrants would have received if such holder had exercised his, her or its Company Warrant(s) immediately prior to such event. Accordingly, as a result of the Merger and immediately after the Effective Time, the holder(s) of each of the Company Warrants that is issued and outstanding immediately prior to the Effective Time will have the right to receive US$0.09 (being one-tenth of the Per Share Merger Consideration as one Company Warrant is exercisable for one-tenth of a Share) per Company Warrant in cash, upon the exercise of such Company Warrant by paying $11.5, the exercise price per Company Warrant, to the Surviving Company.

Section 4.5 of the Warrant Agreement further provides that, if less than 70% of the consideration receivable by the holders of the Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Company Warrant properly exercises the Company Warrant within thirty days following public disclosure of the consummation of such applicable event by the Company, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Company Warrant.

In addition to the foregoing, each option to purchase Shares (each, a “Company Option”) granted under the 2020 Share Incentive Plan of the Company (the “2020 Plan”) that is not vested and is outstanding immediately prior to the Effective Time will become fully vested as of the Effective Time. Each Company Option granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company Options that become fully vested as of the Effective Time pursuant to the preceding sentence will be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price of such Company Option, multiplied by (ii) the number of Shares underlying such Company Option, which amount will be paid as soon as reasonably practicable following the Effective Time by the Surviving Company pursuant to the ordinary payroll practices; provided, that if the exercise price of any such vested Company Option is equal to or greater than the Per Share Merger Consideration, such vested Company Option will be cancelled without any payment therefor.

Each restricted share unit or other right to acquire Shares (each, a “Company RSU”) granted under the 2020 Plan that is not vested and is outstanding immediately prior to the Effective Time will become fully vested immediately prior to the Effective Time. Each Company RSU granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company RSUs that become fully vested as of the Effective Time pursuant to the preceding sentence will be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of Shares subject to such Company RSUs, which amount will be paid as soon as reasonably practicable following the Effective Time by the Surviving Company pursuant to the ordinary payroll practices.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company Option and Parent, each Company Option under the 2024 Share Incentive Plan of the Company (“2024 Plan”), whether vested or unvested, will be assumed by Parent as an option to purchase the shares of Parent (“Parent Shares”) under an equity incentive plan to be established by Parent, exercisable into a number of Parent Shares equal to the product of (i) the number of Shares subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (ii) a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Per Share Merger Consideration and the denominator of which is the fair market value of a Parent Share as of the Effective Time, and rounding such product down to the nearest whole number of Parent Shares, with an exercise price per share subject to the assumed option equal to the exercise price for which the corresponding Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent. Except as provided above, each assumed option will continue to have, and be subject to, the same terms and conditions as the corresponding Company Option set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company RSU and Parent, each Company RSU under the 2024 Plan, whether vested or unvested, will be assumed by Parent as a restricted stock unit award with respect to a number of Parent Shares equal to the product of (i) the number of Shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounding such product down to the nearest whole number of Parent Shares. Except as provided above, each assumed restricted stock unit award will continue to have, and be subject to, the same terms and conditions as the corresponding Company RSU set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

Parent may seek, prior to the closing date of the Merger, to agree with an individual holder of a Company Option or Company RSU that all or a portion of such holder’s Company Options or Company RSUs will not be treated as provided in the Merger Agreement, but will instead be treated as otherwise agreed by and among such holder, the Company and Parent; provided, that in no event will such arrangement result in the assumption, substitution or continuation of such Company Option or Company RSU with terms and conditions that provide additional benefits to such individual holder as compared to terms and conditions in effect immediately prior to the Effective Time. The Company agrees that, to the extent that Parent has identified to the Company in writing, at least 15 days prior to the closing date, the individuals with whom it is seeking agreement with respect to such Company Options or Company RSUs, the Company will use commercially reasonable efforts to facilitate Parent’s access to such individuals in order to discuss such alternative arrangement.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), must be authorized and approved by a special resolution of the shareholders of the Company in accordance with the Company’s second amended and restated memorandum and articles of association and the Cayman Islands Companies Act, which requires the affirmative vote of holders of Shares representing not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, as a single class at the extraordinary general meeting or any adjournment or postponement thereof. Pursuant to the rollover and support agreement, dated November 4, 2025, by and among the Rollover Shareholders and Parent, the Rollover Shareholders will vote or cause to be voted all of the Rollover Shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, which collectively represent approximately 53.35% of the voting power of the total issued and outstanding Shares as of the date hereof.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 1	Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“THE EXTRAORDINARY GENERAL MEETING—Record Date; Shares Entitled to Vote”

●	“THE EXTRAORDINARY GENERAL MEETING—Procedures for Voting”

●	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“MARKET PRICE OF THE COMPANY’S SHARES, DIVIDENDS AND OTHER MATTERS”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“MARKET PRICE OF THE COMPANY’S SHARES, DIVIDENDS AND OTHER MATTERS”

●	“THE MERGER AGREEMENT—Conduct of Business Prior to Closing”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“TRANSACTIONS IN THE SHARES AND WARRANTS—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“TRANSACTIONS IN THE SHARES AND WARRANTS”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. LakeShore Biopharma Co., Ltd is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

●	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

●	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

●	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.

(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“SPECIAL FACTORS—Background of the Merger”

●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

●	“SPECIAL FACTORS—Limited Guarantee”

●	“SPECIAL FACTORS—Support Agreement”

●	“SPECIAL FACTORS—Interim Investors Agreement”

●	“SPECIAL FACTORS—Financing of the Merger”

●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

●	“SPECIAL FACTORS—U.S. Federal Income Tax Consequences”

●	“SPECIAL FACTORS—PRC Income Tax Consequences”

●	“SPECIAL FACTORS—Cayman Islands Tax Consequences”

●	“THE EXTRAORDINARY GENERAL MEETING”

●	“THE MERGER AGREEMENT”

●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B—PLAN OF MERGER”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

●	“THE EXTRAORDINARY GENERAL MEETING—Proposals to be Considered at the Extraordinary General Meeting”

●	“THE MERGER AGREEMENT”

●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B—PLAN OF MERGER”

●	“SPECIAL FACTORS — Financing of the Merger”

●	“SPECIAL FACTORS — Support Agreement”

●	“SPECIAL FACTORS — Interim Investors Agreement”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“DISSENTERS’ RIGHTS”

●	“ANNEX D—CAYMAN ISLANDS COMPANIES ACT—SECTION 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

●	“SPECIAL FACTORS—Related Party Transactions”

●	“TRANSACTIONS IN THE SHARES AND WARRANTS”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SPECIAL FACTORS—Background of the Merger”

●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

●	“THE MERGER AGREEMENT”

●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B—PLAN OF MERGER”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“SPECIAL FACTORS—Background of the Merger”

●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

●	“THE MERGER AGREEMENT”

●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B—PLAN OF MERGER”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Financing of the Merger”

●	“SUMMARY TERM SHEET—Plans for the Company after the Merger”

●	“SUMMARY TERM SHEET—Support Agreement”

●	“SPECIAL FACTORS—Background of the Merger”

●	“SPECIAL FACTORS—Financing of the Merger”

●	“SPECIAL FACTORS—Plans for the Company after the Merger”

●	“SPECIAL FACTORS—Support Agreement”

●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

●	“SPECIAL FACTORS—Voting by the Buyer Group at the Extraordinary General Meeting”

●	“THE MERGER AGREEMENT”

●	“TRANSACTIONS IN THE SHARES AND WARRANTS”

●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B—PLAN OF MERGER”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

●	“SPECIAL FACTORS—Effects of the Merger on the Company”

●	“THE MERGER AGREEMENT”

●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B—PLAN OF MERGER”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—The Merger”

●	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

●	“SUMMARY TERM SHEET—Plans for the Company after the Merger”

●	“SUMMARY TERM SHEET—Financing of the Merger”

●	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

●	“SPECIAL FACTORS—Background of the Merger”

●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

●	“SPECIAL FACTORS—Effects of the Merger on the Company”

●	“SPECIAL FACTORS—Plans for the Company after the Merger”

●	“SPECIAL FACTORS—Financing of the Merger”

●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

●	“THE MERGER AGREEMENT”

●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B—PLAN OF MERGER”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

●	“SUMMARY TERM SHEET—Plans for the Company after the Merger”

●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SPECIAL FACTORS—Background of the Merger”

●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS—Position of the Buyer Filing Persons as to the Fairness of the Merger”

●	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

●	“SPECIAL FACTORS—Alternatives to the Merger”

●	“SPECIAL FACTORS—Effects on the Company if the Merger Is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

●	“SPECIAL FACTORS—Background of the Merger”

●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS—Position of the Buyer Filing Persons as to the Fairness of the Merger”

●	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

●	“SPECIAL FACTORS—Alternatives to the Merger”

●	“SPECIAL FACTORS—Effects of the Merger on the Company”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

●	“SPECIAL FACTORS—Background of the Merger”

●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS—Effects of the Merger on the Company”

●	“SPECIAL FACTORS—Plans for the Company after the Merger”

●	“SPECIAL FACTORS—Effects on the Company if the Merger Is Not Completed”

●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

●	“SPECIAL FACTORS—U.S. Federal Income Tax Consequences”

●	“SPECIAL FACTORS—PRC Income Tax Consequences”

●	“SPECIAL FACTORS—Cayman Islands Tax Consequences”

●	“THE MERGER AGREEMENT”

●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B—PLAN OF MERGER”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Position of the Buyer Filing Persons as to the Fairness of the Merger”

●	“SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor”

●	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

●	“SPECIAL FACTORS—Background of the Merger”

●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS—Position of the Buyer Filing Persons as to the Fairness of the Merger”

●	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

●	“ANNEX C—FAIRNESS OPINION”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Shareholder Vote Required to Approve the Merger Agreement and the Plan of Merger”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“THE EXTRAORDINARY GENERAL MEETING—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor”

●	“SPECIAL FACTORS—Background of the Merger”

●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

●	“ANNEX C—FAIRNESS OPINION”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“SPECIAL FACTORS—Background of the Merger”

●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SPECIAL FACTORS—Background of the Merger”

●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor”

●	“SPECIAL FACTORS—Background of the Merger”

●	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

●	“ANNEX C—FAIRNESS OPINION”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor”

●	“SPECIAL FACTORS—Background of the Merger”

●	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

●	“ANNEX C—FAIRNESS OPINION”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“WHERE YOU CAN FIND MORE INFORMATION”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Financing of the Merger”

●	“SPECIAL FACTORS—Financing of the Merger”

●	“THE MERGER AGREEMENT”

●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B—PLAN OF MERGER”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Financing of the Merger”

●	“SPECIAL FACTORS—Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“SPECIAL FACTORS—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Financing of the Merger”

●	“SPECIAL FACTORS—Financing of the Merger”

●	“THE MERGER AGREEMENT—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

●	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“TRANSACTIONS IN THE SHARES AND WARRANTS”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Support Agreement”

●	“SUMMARY TERM SHEET—Interim Investors Agreement”

●	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“SPECIAL FACTORS—Support Agreement”

●	“SPECIAL FACTORS—Interim Investors Agreement”

●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

●	“SPECIAL FACTORS—Voting by the Buyer Group at the Extraordinary General Meeting”

●	“THE EXTRAORDINARY GENERAL MEETING—Vote Required”

●	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Position of the Buyer Filing Persons as to the Fairness of the Merger”

●	“SUMMARY TERM SHEET—Support Agreement”

●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS—Position of the Buyer Filing Persons as to the Fairness of the Merger”

●	“SPECIAL FACTORS—Support Agreement”

●	“THE EXTRAORDINARY GENERAL MEETING—The Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended March 31, 2024 and 2025 are incorporated herein by reference to the Company’s Form 20-F for the year ended March 31, 2025, originally filed on July 31, 2025 (see page F-4 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“FINANCIAL INFORMATION”

●	“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“THE EXTRAORDINARY GENERAL MEETING—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

●	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 15	Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

EXHIBIT INDEX

(a)-(1)	Preliminary Proxy Statement of the Company dated December 23, 2025 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(4)	Press Release issued by the Company, dated November 4, 2025, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 4, 2025.*

(c)-(1)	Opinion of Kroll, LLC (“Duff & Phelps”), dated November 4, 2025, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)	Discussion Materials prepared by Duff & Phelps for discussion with the special committee of the board of directors of the Company, dated November 4, 2025.*

(d)-(1)	Agreement and Plan of Merger, dated as of November 4, 2025, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Equity Commitment Letter, dated November 4, 2025, by and between the Sponsor and Parent, incorporated herein by reference to Exhibit 99.12 to the Schedule 13D Amendment No. 3 jointly filed by the Rollover Shareholders, Huaqin Xue, Crystal Peak Holdings Inc., Dave Liguang Chenn, Adjuvant Capital Management, L.L.C., Adjuvant Capital GP, L.P., MSA China Growth Fund II GP, LLC and Superstring Capital Management LP (the “13D Filing Persons”) with the SEC on November 4, 2025.*

(d)-(3)	Rollover and Support Agreement, dated as of November 4, 2025, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 99.13 to the Schedule 13D Amendment No. 3 jointly filed by the 13D Filing Persons with the SEC on November 4, 2025.*

(d)-(4)	Limited Guarantee, dated November 4, 2025, by the Sponsor in favor of the Company, incorporated herein by reference to Exhibit 99.14 to the Schedule 13D Amendment No. 3 jointly filed by the 13D Filing Persons with the SEC on November 4, 2025.*

(d)-(5)	Interim Investors Agreement, dated November 4, 2025, by and among the Rollover Shareholders, Parent and Merger Sub, incorporated herein by reference to Exhibit 99.15 to the Schedule 13D Amendment No. 3 jointly filed by the 13D Filing Persons with the SEC on November 4, 2025.*

(d)-(6)	Consortium Agreement, dated August 26, 2025, by and among the Sponsor, Oceanpine Investment Fund II LP, and Crystal Peak Investment Inc., incorporated herein by reference to Exhibit 99.4 to the Schedule 13D Amendment No. 2 jointly filed by the 13D Filing Persons with the SEC on October 29, 2025, which was joined by Adjuvant Global Health Technology Fund, L.P. and by Adjuvant Global Health Technology Fund DE, L.P. on October 5, 2025 and Superstring Capital Master Fund LP, MSA GROWTH FUND II, L.P. and Epiphron Capital (Hong Kong) Limited on October 27, 2025, by way of executing and delivering certain deeds of adherence, incorporated herein by reference to Exhibits 99.6, 99.7, 99.8 and 99.9 to the Schedule 13D Amendment No. 2 jointly filed by the 13D Filing Persons with the SEC on October 29, 2025.*

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

107	Calculation of Filing Fee Tables*

*	Previously Filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2025
LAKESHORE BIOPHARMA CO., LTD

	By:	/s/ Jutao (Adam) Zhao
		Name:	Jutao (Adam) Zhao
		Title:	Chairperson of the Special Committee

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2025

OCEANPINE SKYLINE INC.

	By:	/s/ NAN Shaodeng
		Name:	NAN Shaodeng
		Title:	Director

OCEANPINE MERGER SUB INC.

	By:	/s/ NAN Shaodeng
		Name:	NAN Shaodeng
		Title:	Director

OCEANPINE CAPITAL INC.

	By:	/s/ Jiayu Yang
		Name:	Jiayu Yang
		Title:	Director

OCEANPINE INVESTMENT FUND II LP

	By:	/s/ Dave Liguang Chenn
		Name:	Dave Liguang Chenn
		Title:	Director

DAVE LIGUANG CHENN

/s/ Dave Liguang Chenn

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2025

CRYSTAL PEAK INVESTMENT INC.

	By:	/s/ Huaqin Xue
		Name:	Huaqin Xue
		Title:	Director

CRYSTAL PEAK HOLDINGS INC.

	By:	/s/ Huaqin Xue
		Name:	Huaqin Xue
		Title:	Director

HUAQIN XUE

/s/ Huaqin Xue

[Signature Page to Schedule 13E-3 Transaction Statement]